Exhibit 99.4

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at Oasis Room, 8/F, Renaissance Hong Kong Harbour View Hotel, which is at 1 Harbour Road, Wan Chai, Hong Kong on Tuesday, October 28, 2025 (Hong Kong time) at 3:00 p.m. (Hong Kong time) (or immediately after the conclusion or adjournment of the Court Meeting convened at the direction of the Grand Court of the Cayman Islands for the same day and place), for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the scheme document of the Company dated September 23, 2025 (the “Scheme Document”), of which this notice forms part.

SPECIAL RESOLUTION

1.	“THAT pursuant to (and subject to approval of) the Scheme between the Company and the holders of Scheme Shares in the form of the print contained in the Scheme Document, which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, or in such other form and on such terms and conditions as may be approved or imposed by the Grand Court of the Cayman Islands, on the Effective Date, the issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares (including Scheme Shares underlying the ADSs).”

ORDINARY RESOLUTION

2.	“THAT:

(A)	subject to and contemporaneously with the cancellation and extinguishment of the Scheme Shares referred to in special resolution (1), the issued share capital of the Company shall be restored to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror;

(B)	any one of the Directors be and is hereby authorized to do all such acts and things considered by him/her to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of or addition to, the Scheme or any reduction of capital, which the Grand Court of the Cayman Islands may see fit to impose; and

(C)	any one of the Directors be and is hereby authorized to apply to Stock Exchange for the withdrawal of listing of the Shares and to apply to the NYSE for the delisting of the ADSs.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Thursday, October 9, 2025, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the extraordinary general meeting and any adjourned meeting thereof (“EGM”). In order to be eligible to attend the EGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, October 9, 2025, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 5:00 p.m. on Thursday, October 9, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Beneficial holders of Scheme Shares should contact the registered holder or their broker, custodian or nominee, promptly to receive information on voting.

Holders of record of American depositary shares (the “ADSs”) as of Thursday, October 9, 2025, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”). Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for ordinary shares on Thursday, October 9, 2025, New York time will no longer be ADS holders with respect to such cancelled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the ordinary shares represented by such cancelled ADSs as described above; such ADS holders will also not be holders of the ordinary shares represented by such cancelled ADSs as of the Share Record Date for the purpose of determining the eligibility to attend and vote at the EGM.

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of record of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3:00 p.m. on Sunday, October 26, 2025, Hong Kong time at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m. on Tuesday, October 21, 2025, New York Time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM (the “ADS Voting Instructions Deadline”). Those holding their ADSs through a bank, broker or other financial intermediary should provide their voting instructions to such bank, broker or other financial intermediary in the manner requested by them.

By Order of the Board
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
Mr. Dangyang Chen
Chairman of the Board and Chief Executive Officer

Hong Kong, September 23, 2025